SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

General Cable Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.75% Series A Redeemable Convertible Preferred Stock, $50.00 Liquidation Preference Per Share
(Title of Class of Securities)
369300207, 369300306
(CUSIP Number of Class of Securities)
Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
(859) 572-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Alan H. Lieblich, Esquire	Robert Evans III, Esquire
Jeffrey M. Taylor, Esquire	Shearman & Sterling LLP
Blank Rome LLP	599 Lexington Avenue
One Logan Square	New York, New York 10022-6069
Philadelphia, Pennsylvania 19103-6998	(212) 848-4000
(215) 569-5500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$188,361,537	$22,170.15

(1)	For purposes of calculating the filing fee pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 0-11(b)(2) promulgated thereunder, the Transaction Valuation was calculated on the basis of the product of (a) 2,069,907 shares of the Registrant’s 5.75% Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) proposed to be acquired by the Registrant and (b) $91.00, which is the average of the bid and asked price of the Preferred Stock on the over-the-counter market as of November 4, 2005.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act is equal to $117.70 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Rule 0-11(a)(2) by $20,215.04, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,215.04	Filing Party: General Cable Corporation
Form or Registration No.: Form S-4 (File No. 333-129577)	Date Filed: November 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

          This Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by General Cable Corporation, a Delaware corporation (the “Company”), and relates to an offer (the “Conversion Offer”) by the Company to pay a cash premium upon the conversion of any and all of the Company’s 5.75% Series A Redeemable Convertible Preferred Stock, $50.00 liquidation preference per share (the “Preferred Stock”), into shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the conversion offer prospectus dated November 9, 2005 (the “Conversion Offer Prospectus”) and the related letter of transmittal. The Conversion Offer Prospectus and the related letter of transmittal form parts of the Company’s Registration Statement on Form S-4 (File No. 333-129577), as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2005 (the “Registration Statement”), relating to the shares of Common Stock to be issued to holders of Preferred Stock who validly surrender their shares of Preferred Stock for conversion in the Conversion Offer, and the Conversion Offer Prospectus and the related letter of transmittal are incorporated herein by reference to the extent provided herein.
          This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.
          Information is being disclosed to security holders through the Conversion Offer Prospectus, which is a prospectus meeting the requirements of Rule 421(d) under the Securities Act of 1933, as amended. A summary term sheet is provided on pages 5 to 7 of the Conversion Offer Prospectus.

Item 2.	Subject Company Information.
          (a) Name and Address. The name of the subject company is General Cable Corporation. The address of the Company’s principal executive offices is 4 Tesseneer Drive, Highland Heights, Kentucky 41076. Its telephone number is (859) 572-8000.
          (b) Securities. The subject class of securities is the Company’s 5.75% Series A Redeemable Convertible Preferred Stock, $50.00 liquidation preference per share. As of November 4, 2005, 2,069,907 shares of Preferred Stock were outstanding.
          (c) Trading Market and Price. The information with respect to the Preferred Stock contained in the section entitled “Market for Our Common Stock and Series A Preferred Stock” in the Conversion Offer Prospectus is incorporated herein by reference in response to this item.

Item 3.	Identity and Background of Filing Person.
          (a) Name and Address. The filing person is the subject company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this item.

          The following persons are the directors, executive officers and controlling persons of the Company.

Name	Position

Gregory B. Kenny	President, Chief Executive Officer and Director
Christopher F. Virgulak	Executive Vice President, Chief Financial Officer and Treasurer
Robert J. Siverd	Executive Vice President, General Counsel and Secretary
Gregory E. Lawton	Director
Craig P. Omtvedt	Director
Robert A. Smialek	Director
John E. Welsh III	Director
          The address and telephone number of each director and executive officer is: c/o General Cable Corporation, 4 Tesseneer Drive, Highland Heights, Kentucky 41076, (859) 572-8000.

Item 4.	Terms of the Transaction.
          (a) Material Terms. The information contained in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer,” “Comparison of Rights Between the Series A Preferred Stock and Our Common Stock” and “Material U.S. Federal Income Tax Considerations,” and in the related letter of transmittal, is incorporated herein by reference in response to this item.
          (b) Purchasers. The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Conversion Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer,” “Dealer Manager,” “Information Agent,” “Conversion Agent,” and “Interests of Directors and Officers,” and in the related letter of transmittal, is incorporated herein by reference in response to this item.

Item 6.	Purposes of the Transaction and Plans or Proposals.
          (a) Purposes. The information set forth in the Conversion Offer Prospectus in the section entitled “The Conversion Offer — Purpose and Effect” is incorporated herein by reference in response to this item.
          (b) Use of Securities Acquired. Shares of Preferred Stock accepted for conversion in the Conversion Offer will be retired and cancelled.
          (c) Plans. The information set forth in the Conversion Offer Prospectus in the sections entitled Summary — Recent Developments,” “Risk Factors — Risks Related to Our Business — Our substantial debt could adversely affect our business,” “Capitalization,” and “The Conversion Offer” is incorporated herein by reference in response to this item.

Item 7.	Source and Amount of Funds or Other Consideration.
          (a) Source of Funds. The information set forth in the Conversion Offer Prospectus in the sections entitled “Summary — Sources and Amount of Conversion Consideration,” “The Conversion Offer — Terms of the Conversion Offer” and “Capitalization” is incorporated herein by reference in response to this item.

          (b) Conditions. The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Terms of the Conversion Offer” and “The Conversion Offer — Conditions to the Conversion Offer” is incorporated herein by reference in response to this item.
          (d) Borrowed Funds. The information set forth in the Conversion Offer Prospectus in the sections entitled “The Conversion Offer — Terms of the Conversion Offer” is incorporated herein by reference in response to this item. In addition, the information set forth in the section entitled “Liquidity and Capital Resources” in Part II, Item 2 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 relating to the material terms and conditions of the Company’s senior secured credit facility is incorporated herein by reference in response to this item. This senior secured credit facility is maintained pursuant to a Credit Agreement among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent and the other lenders named in such agreement.
          Other than such repayments of principal or interest as may be required pursuant to the terms of the senior secured credit facility, the Company has no present plans or arrangements to finance or repay any amounts borrowed thereunder in connection with the Conversion Offer.

Item 8.	Interest in the Securities of the Subject Company.
          The information set forth in the Conversion Offer Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference in response to this item.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
          (a) Solicitations or Recommendations. The information set forth in the Conversion Offer Prospectus in the sections entitled “Dealer Manager,” “Information Agent” and “Conversion Agent” is incorporated herein by reference in response to this item. None of the Company, the Dealer Manager, the Conversion Agent or the Information Agent is making any recommendation as to whether holders of Preferred Stock should convert such shares in the Conversion Offer.

Item 10.	Financial Statements.
          Financial information incorporated by reference in response to this Item 10 may be inspected, and copies thereof obtained, in the manner described in the sections of the Conversion Offer Prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information,” which sections are incorporated herein by reference in response to this item.
          (a) Financial Information.
          (1) Audited financial statements of the Company and related notes thereto for the years ended December 31, 2003 and 2004, located on pages 39 to 73 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 30, 2005, as amended by Amendment No. 1 on Form 10-K/ A, as filed with the SEC on April 29, 2005, are incorporated herein by reference in response to this item.
          (2) Unaudited financial statements of the Company and related notes thereto for the fiscal quarter ended September 30, 2005, located on pages 3 to 30 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, as filed with the SEC on November 7, 2005, are incorporated herein by reference in response to this item.
          (3) Information on the Company’s ratio of earnings to combined fixed charges and preferred dividends, contained in the sections of the Conversion Offer Prospectus entitled “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” and “Selected Historical Financial Information,” is incorporated herein by reference in response to this item.

          (4) Information on the Company’s book value per share as of September 30, 2005 is incorporated herein by reference in response to this item from the section of the Conversion Offer Prospectus entitled “Selected Historical Financial Information.”
          (b) Pro Forma Information. Pro forma financial information of the Company, located in the section of the Conversion Offer Prospectus entitled “Selected Historical Financial Information,” is incorporated by reference in response to this item.

Item 11.	Additional Information.
          (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Conversion Offer Prospectus in the sections entitled “Interests of Directors and Officers” and “The Conversion Offer — Conditions to the Conversion Offer” is incorporated herein by reference in response to this item.
          (b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Conversion Offer Prospectus, dated November 9, 2005 (incorporated herein by reference to the Registration Statement)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)
(a)(1)(v)	Form W-9 and Instructions thereto (incorporated by reference to Exhibit 99.4 to the Registration Statement)
(a)(1)(vi)	Press Release, dated November 9, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(b)(1)	Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 12, 2004 (File No. 1-12983))
(b)(2)	First Amendment, dated April 14, 2004, to the Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed with the SEC on May 7, 2004 (File No. 1-12983))
(b)(3)	Amended and Restated Credit Agreement, by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated October 22, 2004 (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the SEC on November 5, 2004 (File No. 1-12983))
(d)(1)	Dealer Manager Agreement, dated November 9, 2005, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 1.1 to the Registration Statement)
(d)(2)	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation (incorporated by reference to Exhibit 99.5 to the Registration Statement)

Exhibit
Number	Description

(d)(3)	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation (incorporated by reference to Exhibit 99.6 to the Registration Statement)
(h)	Tax Opinion of Blank Rome LLP (incorporated herein by reference to Exhibit 5.1 to the Registration Statement)

Item 13.	Information Required by Schedule 13E-3.
                    Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd

Robert J. Siverd
Executive Vice President, General Counsel
and Secretary
Date: November 9, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Conversion Offer Prospectus, dated November 9, 2005 (incorporated herein by reference to the Registration Statement)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)
(a)(1)(v)	Form W-9 and Instructions thereto (incorporated by reference to Exhibit 99.4 to the Registration Statement)
(a)(1)(vi)	Press Release, dated November 9, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(b)(1)	Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 12, 2004 (File No. 1-12983))
(b)(2)	First Amendment, dated April 14, 2004, to the Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed with the SEC on May 7, 2004 (File No. 1-12983))
(b)(3)	Amended and Restated Credit Agreement, by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated October 22, 2004 (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the SEC on November 5, 2004 (File No. 1-12983))
(d)(1)	Dealer Manager Agreement, dated November 9, 2005, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 1.1 to the Registration Statement)
(d)(2)	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation (incorporated by reference to Exhibit 99.5 to the Registration Statement)
(d)(3)	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation (incorporated by reference to Exhibit 99.6 to the Registration Statement)
(h)	Tax Opinion of Blank Rome LLP (incorporated herein by reference to Exhibit 5.1 to the Registration Statement)